EXHIBIT No.1

Trades under the symbol (TSX): PJC.SV.A

THE JEAN COUTU GROUP - FOURTH QUARTER AND YEAR-END RESULTS

BROOKS ECKERD INTEGRATION SUBSTANTIALLY COMPLETE

Longueuil, August 3, 2005 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) reported its financial results for the fourth quarter and fiscal year ended May 28, 2005 today. Quarterly revenues are up by 254% year-over-year while full year revenues are up 216%, as a result of the addition of Eckerd drugstore operations.

SUMMARY OF RESULTS

(in thousands of US dollars except per share amounts)

	Q4/2005	Q3/2005	Q4/2004	52-Weeks 2005	Fiscal year 2004

Revenues	2,768,418	2,815,401	781,141	9,617,363	3,042,967
Operating income before amortization (“OIBA”)	148,388	125,365	62,290	452,740	249,722
Net earnings	46,216	39,854	32,604	104,378	132,683
Net earnings per share	$0.18	$0.15	$0.14	$0.41	$0.58
Earnings per share before unrealized losses (gains) on financing activities	$0.18	$0.10	$0.14	$0.44	$0.58

HIGHLIGHTS

•                  Eckerd sales trends have improved significantly over the year. Script count trends have reversed from negative to positive recently. Front-end trends have improved in core categories, with a slight decline in overall front-end sales year-over-year.

•                  The cost of running dual head office infrastructures for the latest quarter still impacted general and operating expenses. The final phases of the Brooks Eckerd Information Technology (IT) integration were substantially completed in July 2005.

•                  At the end of the fiscal year, the Company elected to proceed with the closure of 78 non performing Eckerd drugstores, with a total of 45 transfers of script files to the nearest Eckerd drugstore and 33 sales of script files and related inventory.

 “We are satisfied with the financial results of The Jean Coutu Group during this transformational year. During the fourth quarter, we continued to make good progress and have recently completed the IT integration of Brooks Eckerd Pharmacy,” said François J. Coutu, President and Chief Executive Officer. “We look forward to capturing integration cost savings since we eliminated the dual head office infrastructures during the first quarter of fiscal 2006. Over the coming year, we will strive to profitably grow the sales of our transformed US network.”

Net earnings

For the fourth quarter, net earnings were $46.2 million ($0.18 per share) compared with $32.6 million ($0.14 per share) for the fourth quarter of the previous fiscal year and $39.9 million ($0.15 per share) in the third quarter of the current year. The acquired Eckerd drugstores contributed to the increases in revenues, cost of goods sold and operating expenses year over year.

Fiscal 2005 net earnings were $104.4 million ($0.41 per share) compared with $132.7 million ($0.58 per share) in fiscal 2004. Earnings before unrealized losses on financing activities were $112.2 million ($0.44 per share) compared to $132.7 million ($0.58 per share) for the corresponding fiscal year. There was an unrealized foreign exchange loss on monetary items of $7.8 million ($0.03 per share) recorded during fiscal 2005. During the fiscal year, the Company reviewed these arrangements and their documentation in order to ensure that all significant monetary items are properly hedged against future foreign exchange risk.

Revenues

Total revenues of the Company’s Canadian operations for the fourth quarter reached $368.5 million compared with $324.8 million for the fourth quarter of the 2004 fiscal year, an increase of $43.7 million or 13.4%. Fourth quarter Canadian revenues increased by 3.7% year-over-year excluding the impact of currency exchange rate fluctuations.

Our American operations generated total revenues of $2.400 billion, an increase of $1.944 billion or 425.9% over the fourth quarter of the previous fiscal year.

Fiscal 2005 revenues increased by $6.574 billion or 216.1% to $9.617 billion from $3.043 billion in fiscal 2004.

Retail sales

Retail sales figures quoted herein are denominated in local currency in order to exclude the impact of currency rate fluctuations. In the fourth quarter, the Company’s Canadian franchise network showed a 4.4% increase in sales compared with the same period last year. The American corporate pharmacy network posted a 424.4% increase in sales when compared with the same quarter of the 2004 fiscal year.

In terms of comparable stores, the Canadian network’s retail sales were up 4.3%, pharmacy sales gained 5.5% and front-end sales picked up 2.6% year-over-year. In the United States, retail sales rose by 3.1%, pharmacy sales gained 3.8% and front-end sales picked up 1.6% compared with the same quarter last year. This measure does not include same-store sales for the acquired Eckerd drugstores, which will be included in same-store sales in August 2005, after one year of ownership by the Company. Eckerd sales trends have improved significantly in both the pharmacy and front-end. Script count trends have reversed from negative in early fiscal 2005 to positive recently. Front-end trends have improved, with strong growth in core health and beauty categories and private label products, with a slight decline in overall front-end sales year-over-year.

The Jean Coutu Group’s Canadian franchise network recorded a 5.9% increase in fiscal 2005 sales. The American corporate pharmacy network posted a 354.9% increase in retail sales when compared with the 2004 fiscal year.

OIBA

In the fourth quarter, operating income before amortization (“OIBA”) amounted to $148.4 million against $62.3 million for the corresponding quarter last year. Fourth quarter OIBA increased by $23.0 million or 18.3% over the third quarter figure of $125.4 million.

Fourth quarter results were positively impacted by changes in estimates for some Eckerd network operating expenses and revenues on the basis of new information obtained in the quarter. These items are related to the estimate of workers’ compensation and general liability expense, the accrual for vendors allowances and finally a distribution center inventory adjustment. Of these favourable changes in estimates, approximately $12 million impacted the cost of goods sold and $9 million the general and operating expenses. These changes in estimates were accounted for on a prospective basis.

OIBA for the 52-weeks ended May 28, 2005 improved to $452.7 million against $249.7 million for fiscal 2004.

Store network development

During the fourth quarter, 40 drugstores were opened, of which 14 were relocations and 16 were closed. On May 28, 2005, there were 2,243 stores in the system, comprised of 321 Canadian PJC stores, and 1,922 Brooks and Eckerd drugstores in the United States.

Other initiatives

As of the end of the fiscal year ended May 28, 2005, the Company elected to proceed with the closing of 78 non performing Eckerd drugstores. A total of 73 stores have closed to date, with 45 transfers of script files to the nearest Eckerd store. For the remaining 33 stores, the Company has sold or plans to sell the script files and related inventories. The net addition to the provision for store closures and to the write-down of related assets, which are included in the purchase price equation at May 28, 2005, amounted to $100.5 million.

In June 2005, the Company received a cash payment of $24.0 million from J.C. Penney related to the final settlement of the Eckerd purchase price adjustment for working capital valuation on the closing of the acquisition.

Presentation of financial statements

As previously announced, the Company changed its reporting currency to US dollars to reflect the fact that most of its activities are conducted in the United States following the acquisition of Eckerd drugstores. Our US dollar reporting currency ensures that our financial statements more accurately reflect the Company’s true operating results and financial position.

Lease accounting

During the fourth quarter of fiscal 2005, we completed a review of our methods of amortization of leasehold improvements and related lease incentives following the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission (SEC) on certain operating lease matters. The results of this review had no material impact on the Company’s consolidated financial statements.

Outlook

The Jean Coutu Group is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through quality of offering and service levels in its drugstore network.

The Company operates its network with a focus on sales growth, network renovation, relocation and expansion projects and operating efficiency. The Company has substantially completed the Brooks Eckerd integration which was focused on three principal areas:

•             Reduction of support functions and other initiatives

Head and field office head count reductions are substantially complete, with net reductions of approximately 1,273 positions. As a result, accountability and productivity has been enhanced with the streamlining of operations. We look forward to capturing integration cost savings since we eliminated the dual head office infrastructures during the first quarter of fiscal 2006. The Company will continue to optimize logistics and supply chain efficiency over the 2006 fiscal year.

•             Operational improvements

The Company has recently right sized its Eckerd network and will continue to open new stores in fiscal 2006, with a focus on growing network sales profitably. It has also implemented plans, processes and deployed people to reduce inventory shrink and expects to record early financial results from this initiative in fiscal 2006.

•             Growth initiatives

Customer focused initiatives have been taken and will continue to be implemented to drive sales growth profitably. The goal is to differentiate the network through quality of offering and customer service levels.

Dividend

The Board of Directors of The Jean Coutu Group declared a quarterly dividend of C$0.03 per share. This dividend is payable on September 1, 2005 to all holders of Class A Subordinate Voting shares and holders of Class B shares listed in the Company’s shareholder ledger as of August 18, 2005.

Conference call

Financial analysts are invited to attend the fourth quarter and year-end results conference call to be held on August 3, 2005 at 9:00 AM eastern time. The toll free call-in number is 1-866-898-9626. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate web site at www.jeancoutu.com. A full replay will also be available by dialing 1-800-408-3053 code 3158514 (pound sign) until September 5, 2005.

Supporting documentation (additional information and investor presentation) is available at www.jeancoutu.com using the investors link. Readers may also access additional information and filings related to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,243 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,922 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 321 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information” section, which is attached to the Company’s financial statements.

Source:	André Belzile
Senior Vice-President Finance and Corporate Affairs
The Jean Coutu Group (PJC), Inc.
(450) 646-9760

Information:	Michael Murray
Director, Investor Relations
The Jean Coutu Group (PJC), Inc.
(450) 646-9760

Hélène Bisson
Media and Public Relations
(514) 393-1180, ext. 343
1-877-894-8993

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings

(in thousands of US dollars except for per share amounts)

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)
		(restated)		(restated)

Sales	2,725,566	744,932	9,448,343	2,893,088
Other revenues	42,852	36,209	169,020	149,879
	2,768,418	781,141	9,617,363	3,042,967
Operating expenses
Cost of goods sold	2,078,107	603,334	7,289,872	2,343,998
General and operating expenses	542,822	116,100	1,878,296	452,284
Amortization	57,010	10,358	195,308	38,396
	2,677,939	729,792	9,363,476	2,834,678
Operating income	90,479	51,349	253,887	208,289
Financing expenses
Interest on long-term debt	46,009	2,823	152,731	11,752
Unrealized foreign exchange loss (gain) on monetary items	(454)	—	7,767	—
Other financing expenses, net	1,939	528	1,594	2,783
	47,494	3,351	162,092	14,535
Earnings before income taxes	42,985	47,998	91,795	193,754
Income taxes expenses (recovery)	(3,231)	15,394	(12,583)	61,071
Net earnings	46,216	32,604	104,378	132,683

Net earnings per share
Basic	0.18	0.14	0.41	0.58
Diluted	0.18	0.14	0.41	0.58

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of retained earnings

(in thousands of US dollars)

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)
		(restated)		(restated)
Balance, beginning of period
As previously reported	747,743	682,202	709,419	597,601
Restatement related to a change in accounting policy	—	(1,207)	(867)	(1,453)
Restated balance	747,743	680,995	708,552	596,148
Net earnings	46,216	32,604	104,378	132,683
	793,959	713,599	812,930	728,831
Dividends	6,320	5,047	25,291	20,279
Balance, end of period	787,639	708,552	787,639	708,552

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets

(in thousands of US dollars)

	As at May 28, 2005	As at May 31, 2004
	$	$
	(unaudited)	(audited)
		(restated)
Assets
Current assets
Cash and cash equivalents	132,175	14,554
Temporary investment	78,489	—
Accounts receivable	544,810	199,516
Inventories	1,678,245	391,916
Prepaid expenses	40,981	12,235
Income taxes receivable	6,822	—
Future income taxes	—	10,220
	2,481,522	628,441
Investments	18,819	21,298
Capital assets	1,492,499	544,174
Intangible assets	729,639	19,277
Goodwill	866,451	95,330
Other long-term assets	105,996	35,234
	5,694,926	1,343,754

Liabilities
Current liabilities
Bank loans	—	15,000
Accounts payable and accrued liabilities	1,109,902	231,306
Income taxes payable	32,870	42,004
Future income taxes	97,809	—
Current portion of long-term debt	65,631	22,566
	1,306,212	310,876
Long-term debt	2,495,801	169,609
Other long-term liabilities	480,810	9,826
	4,282,823	490,311

Shareholders’ equity
Capital stock	577,463	144,996
Contributed surplus	764	188
Retained earnings	787,639	708,552
Foreign currency translation adjustments	46,237	(293)
	1,412,103	853,443
	5,694,926	1,343,754

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows

(in thousands of US dollars)

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)
		(restated)		(restated)
Operating activities
Net earnings	46,216	32,604	104,378	132,683
Items not affecting cash
Amortization	57,010	10,358	195,308	38,396
Amortization of incentives paid to franchisees	899	583	3,545	3,037
Amortization of deferred financing fees	3,210	304	10,324	1,161
Unrealized foreign exchange loss (gain) on monetary items	(454)	—	7,767	—
Future income taxes	(61,380)	(1,683)	(53,826)	(13,616)
Other	1,347	108	2,181	185
	46,848	42,274	269,677	161,846
Net changes in non-cash asset and liability items	44,600	25,014	(47,607)	24,096
Cash flow provided by operating activities	91,448	67,288	222,070	185,942
Investing activities
Business acquisitions	22,837	—	(2,491,813)	(3,910)
Investments and temporary investments	(81,716)	1,848	(75,100)	(5,669)
Purchase of capital assets	(62,680)	(17,737)	(195,278)	(74,040)
Proceeds from the disposal of capital assets	6,536	151	15,143	1,651
Intangible assets	(2,094)	(4,013)	(5,128)	(4,235)
Other long-term assets	(348)	(1,645)	(82,450)	(5,571)
Cash flow used in investing activities	(117,465)	(21,396)	(2,834,626)	(91,774)
Financing activities
Changes in bank loans	(15,000)	(29,632)	(15,000)	(32,397)
Issuance of long-term debt	—	—	2,550,000	—
Repayment of long-term debt	(16,949)	(5,200)	(217,289)	(21,288)
Issuance of capital stock	1,419	(108)	426,456	1,932
Dividends	(6,320)	(5,047)	(25,291)	(20,279)
Cash flow provided by (used in) financing activities	(36,850)	(39,987)	2,718,876	(72,032)
Foreign currency translation adjustments	(934)	(658)	11,301	691
Increase (decrease) in cash and cash equivalents	(63,801)	5,247	117,621	22,827
Cash and cash equivalents (bank overdraft), beginning of period	195,976	9,307	14,554	(8,273)
Cash and cash equivalents (bank overdraft), end of period	132,175	14,554	132,175	14,554

THE JEAN COUTU  GROUP (PJC) INC.

Unaudited consolidated segmented information

(in thousands of US dollars)

The Company applied on a retroactive basis changes in its reportable segments determination.  The impact of these changes is the aggregation of the franchising and real estate segments.  The Company has now two reportable segments: franchising and retail sales.  Within the segment of franchising, the Company carries on the franchising activity of the “PJC Jean Coutu” banner, operates a distribution center and coordinates several other services for the benefit of its franchisees.  The Company operates retail sales outlets selling pharmaceutical and other products under the “Brooks” and “Eckerd” banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted principles (“GAAP”); however, management uses this performance measure for assessing the operating performance of its reportable segments.

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)
		(restated)		(restated)
Segmented information is summarized as follows:
Revenues (1)
Franchising	368,520	324,829	1,406,139	1,235,757
Retail sales	2,399,898	456,312	8,211,224	1,807,210
	2,768,418	781,141	9,617,363	3,042,967

Operating income before amortization
Franchising	40,892	33,566	147,342	134,996
Retail sales	107,496	28,724	305,398	114,726
	148,388	62,290	452,740	249,722

Amortization
Franchising (2)	3,726	2,592	14,013	10,029
Retail sales	54,183	8,349	184,840	31,404
	57,909	10,941	198,853	41,433

Operating income
Franchising	37,166	30,974	133,329	124,967
Retail sales	53,313	20,375	120,558	83,322
	90,479	51,349	253,887	208,289

(1) Revenues include sales and other revenues

(2) Including amortization of incentives paid to franchisees

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)
Acquisition of capital assets and intangible assets (3)
Franchising	16,955	8,935	33,006	31,164
Retail sales	47,819	12,750	167,400	47,111
	64,774	21,685	200,406	78,275

	As at May 28, 2005	As May 31, 2004
	$	$
	(unaudited)	(audited)
		(restated)
Total assets
Franchising	737,213	464,758
Retail sales	4,957,713	878,996
	5,694,926	1,343,754

The Company’s revenues, capital assets, intangible assets and goodwill attributed to Canada and the United States are as follows:

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)
		(restated)		(restated)
Revenues (1)
Canada	368,520	324,829	1,406,139	1,235,757
United States	2,399,898	456,312	8,211,224	1,807,210
	2,768,418	781,141	9,617,363	3,042,967

	As at May 28, 2005	As at May 31, 2004
	$	$
	(unaudited)	(audited)
Capital assets, intangible assets and goodwill
Canada	300,212	254,661
United States	2,788,377	404,120
	3,088,589	658,781

(1) Revenues include sales and other revenues

(2) Including amortization of incentives paid to franchisees

(3) Excluding business acquisitions

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

(Tabular amounts are in thousands of US dollars except for margins)

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$

Canada
Sales	327,948	287,571	1,247,898	1,090,503
Cost of goods sold	296,018	259,217	1,129,999	985,432
Gross profit	31,930	28,354	117,899	105,071
As a % of sales	9.7%	9.9%	9.4%	9.6%

Other revenues (1)	41,471	37,841	161,786	148,291

General and operating expenses	32,509	32,629	132,343	118,366
Operating income before amortization	40,892	33,566	147,342	134,996
Amortization (1)	3,726	2,592	14,013	10,029
Operating income	37,166	30,974	133,329	124,967

United States
Sales	2,397,618	457,361	8,200,445	1,802,585
Cost of goods sold	1,782,089	344,117	6,159,873	1,358,566
Gross profit	615,529	113,244	2,040,572	444,019
As a % of sales	25.7%	24.8%	24.9%	24.6%

Other revenues	2,280	(1,049)	10,779	4,625

General and operating expenses	510,313	83,471	1,745,953	333,918
Operating income before amortization	107,496	28,724	305,398	114,726
Amortization	54,183	8,349	184,840	31,404
Operating income	53,313	20,375	120,558	83,322

Consolidated
Sales	2,725,566	744,932	9,448,343	2,893,088
Cost of goods sold	2,078,107	603,334	7,289,872	2,343,998
Gross profit	647,459	141,598	2,158,471	549,090
As a % of sales	23.8%	19.0%	22.8%	19.0%

Other revenues (1)	43,751	36,792	172,565	152,916

General and operating expenses	542,822	116,100	1,878,296	452,284
Operating income before amortization	148,388	62,290	452,740	249,722
Amortization (1)	57,909	10,941	198,853	41,433
Operating income	90,479	51,349	253,887	208,289

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004

Number of outlets
Beginning of period	2,231	652	655	643
Openings	40	9	124	24
Acquisitions	2	—	1,551	—
Relocations	(14)	(5)	(59)	(10)
Closings	(16)	(1)	(28)	(2)
End of period	2,243	655	2,243	655

Network performance - Retail sales
(Tabular amounts are in thousands of US dollars)
Canada (2)	565,313	495,986	2,173,428	1,939,637
United States	2,397,618	457,361	8,200,445	1,802,585
	2,962,931	953,347	10,373,873	3,742,222

Retail sales per square foot (1)
Canada (2) - CAN$			1,246	1,201
United States (3) - US$			636	613

Network performance - Retail sales
Pharmacy
Canada (2)	58%	58%	58%	56%
United States	74%	70%	73%	69%

Front-end
Canada (2)	42%	42%	42%	44%
United States	26%	30%	27%	31%

(1)  Last 12 month total store sales divided by average square footage

(2)  Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements

(3)  This measure does not include sales for the acquired Eckerd corporate outlets

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004

Retail sales growth (1)
Total
Canada (2)	4.4%	6.8%	5.9%	7.7%
United States	424.4%	4.8%	354.9%	4.6%

Front-end
Canada (2)	2.7%	1.8%	2.4%	3.2%
United States	364.6%	1.5%	299.4%	2.7%

Pharmacy
Canada (2)	5.8%	10.5%	8.4%	11.2%
United States	449.9%	6.2%	380.2%	5.4%

Retail sales growth - same store (1)
Total
Canada (2)	4.3%	5.8%	5.5%	6.8%
United States (3)	3.1%	4.0%	2.8%	4.3%

Front-end
Canada (2)	2.6%	1.0%	2.1%	2.3%
United States (3)	1.6%	0.4%	0.4%	2.1%

Pharmacy
Canada (2)	5.5%	9.5%	8.0%	10.3%
United States (3)	3.8%	5.6%	3.9%	5.3%

(1)  Growth is calculated in local currency and is based on comparable periods

(2)  Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements

(3)  This measure does not include same-store sales for the acquired Eckerd corporate outlets, which will be included in same-store sales beginning in August 2005

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

(Tabular amounts are in thousands of US dollars )

Non GAAP measures - Operating income before amortization (“OIBA”)

OIBA is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however management uses this performance measure for assessing the operating and financial performance of its reportable segments.  Besides, we believe that  OIBA is an additional measurement used by investors to evaluate operating performance and capacity of a company to meet its financial obligations.  However, OIBA is not and must not be used as alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Further, our definition of OIBA may not be necessarily comparable to similarly titles measures reported by other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA.

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$
Net earnings	46,216	32,604	104,378	132,683
Interest on long-term debt	46,009	2,823	152,731	11,752
Unrealized foreign exchange loss (gain) on monetary items	(454)	—	7,767	—
Other financing expenses, net	1,939	528	1,594	2,783
Income taxes	(3,231)	15,394	(12,583)	61,071
Operating income	90,479	51,349	253,887	208,289
Amortization	57,010	10,358	195,308	38,396
Amortization of incentives paid to franchisees	899	583	3,545	3,037
Operating income before amortization (“OIBA”)	148,388	62,290	452,740	249,722

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

(Tabular amounts are in thousands of US dollars except per share amounts)

Non GAAP measures - Earnings before unrealized losses (gains) on financing activities

Earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities are non-GAAP measures.  The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company’s measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings and net earnings per share are reconciled hereunder to earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities.

	13 weeks ended May 28, 2005	3 months ended May 31, 2004	52 weeks ended May 28, 2005	12 months ended May 31, 2004
	$	$	$	$

Net earnings	46,216	32,604	104,378	132,683
Unrealized foreign exchange loss (gain) on monetary items	(454)	—	7,767	—
Earnings before unrealized losses (gains) on financing activities	45,762	32,604	112,145	132,683

Net earnings per share	0.18	0.14	0.41	0.58
Unrealized losses (gains) on financing activities	—	—	0.03	—
Earnings per share before unrealized losses (gains) on financing activities	0.18	0.14	0.44	0.58

Even though the Company’s reporting currency is US dollars, non-consolidated financial statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is US dollars for US operations and Canadian dollars for Canadian operations and corporate activities.

Assets and liabilities denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at their historical rates. All exchange gains and losses on monetary items are current in nature and are included in the statement of earnings.

For the purpose of minimizing volatility of earnings resulting from the translation of its parent company and subsidiaries monetary items denominated in currencies other than the entity’s functional currency, the Company designates, since February 2005, all its significant monetary items as a foreign exchange hedge of its net  investment in its US subsidiaries. Accordingly, since the designation date, unrealized foreign exchange gains and losses generated by the translation of those monetary items are mainly recorded in foreign currency translation adjustments in shareholders’ equity.